Exhibit 99.2

REMUNERATION REPORT | CHAIRMAN'S LETTER



> "The Committee's key task is to ensure that executive remuneration is aligned with stakeholder value creation in the context of the short, medium and long-term strategy. On the back of a much improved set of business results, we believe that this alignment has been achieved."

Mpho Nkeli
Chairman of Remuneration Committee

KEY MESSAGES

- Acting on stakeholder feedback at the AGM
- Reviewing our Remuneration Policy in the context of continual value creation for all stakeholders and our Future Sasol strategy
- COVID 19's continuing impact on business results and resultant reward outcomes

Dear stakeholder

This report provides an overview of Sasol's Remuneration Policy, the incentive targets that support the Group's priorities as well as the reward outcomes for Executive Directors and Prescribed Officers informed by performance against targets.

It also details the feedback received from shareholders in 2021 and the actions the Committee took to address these, as well as the impact of COVID-19 on remuneration decisions. The past financial year has proven to be yet another challenging year due to the continued impact of COVID-19 on our employees, our customers, the communities in which we operate and the global economy. Although the demand for our products improved during the second half of the financial year, extreme weather events in the US Gulf Coast and in South Africa disrupted our operations during the FY21 year. Despite these devastating impacts, our business results have steadily improved over the reporting period showing our resilience during adverse times. The Committee is grateful to all Sasol people for their support and understanding of actions taken in 2020 and for their focused delivery of our priorities in 2021.

Shareholder feedback

At our Annual General Meeting (AGM) in November 2020, support for the Remuneration Policy dropped to 71,46% from 83,37% in 2019. But more disappointing was the fact that only 43,21% of shareholder votes were in support of the non-binding advisory resolution on the Implementation Report, compared to 71,65% in 2019.

To address this sharp reduction in support, Sasol invited shareholders via a SENS announcement and email invitations to the 40 largest investors to virtually meet with me to discuss their concerns and reasons for their dissenting votes. I am grateful for the time that many of our investors devoted to these online meetings, for their transparent feedback and suggestions, certain of which are reflected in policy changes that the Committee subsequently made, remaining mindful of the impact of its decisions on all stakeholders.


REMUNERATION POLICY
2020
71,46%
2019
83,37%
2018
78,53%
IMPLEMENTATION REPORT
2020
43,21%
2019
71,65%
2018
75,81%

Focus areas in 2021

- Simplification of the short-term incentive (STI) formula with only one group incentive scorecard;
- Review of target incentive awards. Target LTI awards for the CEO and CFO were reduced;
- Extension of minimum shareholding requirements (MSRs) to Prescribed Officers;
- Review of the LTI plan design principles to include some restricted shares for Prescribed Officers and Executive Directors with a five-year vesting period;
- Review of all STI and LTI targets to align with Future Sasol priorities and include a holistic focus on sustainability matters;
- Review of the peer group to include a balance of South African listed companies, energy and chemicals companies that represent our product range of mining, chemicals, fuel and gas, geographical footprint and enterprise value;
- Delayed special salary adjustments for certain categories of employees; and
- Review of Non-Executive Director (NED) fee structure.

SASOL LIMITED GROUP Report of the Remuneration Committee continued Details of the policy changes are in the policy section of this report. The following table summarises the concerns raised as well as Sasol’s responses: COVID-19 and its impacts Tragically, by 30 June, 2021, 63 Sasol employees had succumbed to COVID-19. We mourn their loss and extend our sincere condolences to their families, friends and colleagues. Sasol continues to provide various forms of COVID-19 support to employees, including access to emotional wellbeing programmes, supplying them with hand sanitizers and face masks and amending work practices and shifts to ensure social distancing wherever possible. The Group continues to encourage those employees who can work from home to do so. Those exposed to COVID-19 or who fall ill from the disease are granted paid leave for the period of absence. No employees have had to claim from the South African government’s COVID-19 relief fund to replace salaries lost because of suspended operations nor had to take unpaid leave. The spread of COVID-19, the oil price collapse and volatility in chemical prices in 2020 came at a time when Sasol’s balance sheet was at peak gearing. This necessitated a reset of Sasol’s strategy and a revision of its operating model. In November 2020, the Group launched Sasol 2.0, a plan to get to Future Sasol which included a revised purpose and refreshed values. The new operating model required a review of the organisational design, a process which was completed in the last quarter of 2021. Mindful of the impact that all this change would have on employees, Sasol management further increased its engagement with employees, ensuring comprehensive and regular communications. Preserving jobs was a key objective during the year. There were 1 355 employees who were displaced, or impacted by divestitures and 766 voluntary severance packages were approved. Sasol provided impacted employees with access to emotional and financial planning support programmes to assist them in their transition. As far as possible, the Group worked to ensure that those employees transferred to new entities were offered remuneration and benefits similar to those offered by Sasol. The Committee’s most difficult decision in August 2020 was to waive salary increases and short-term incentives for most employees to conserve cash and protect jobs. This was even though the Group had met some of the incentive targets in 2020 which would have ordinarily resulted in a pay-out of incentives in September 2020. However, in the last quarter of 2021, in recognition of the delivery against the Sasol 2.0 targets, the Committee approved limited salary increases on a partial retroactive basis for those employees in role categories below Leadership; Senior and Executive Management were excluded from this process. The Board also resolved to extend until November 2021, the 20% Board fee sacrifice agreed to by NEDs in May 2020 and resident NED fees were not increased to the approved levels. Reward outcomes | 2021 For 2021, the Committee made no changes to inflight LTI awards nor to the STI or LTI plan targets that were set for this financial year, nor have the outcomes been adjusted for COVID-19 related impacts. Performance against the STI targets were mostly at or ahead of target with a total score of 117% of the maximum of 150%. This was after the application of a 3% penalty due to the tragic loss of one of our employees due to a work-related accident at Natref. The Committee was particularly pleased with the management of costs and the excellent progress made with the asset disposal programme to avoid a Rights Issue. The High severity injury rate was exceptional and we are satisfied with the delivery of the Climate Change Road maps. The Committee believes that this outcome is a fair representation of the excellent results which were achieved in 2021 across all financial and non-financial metrics. The vesting of LTIs which were issued in 2018, subject to performance targets over the period 1 July 2018 – 30 June 2021, will for members of the GEC, subject to further service criteria being met, vest at 44,7%. This represents ~17% of the original award value due to the share price depreciation and low level of vesting. The year-on-year increase in remuneration totals on the single figure tables is as a result of the termination of the salary and pension contribution sacrifice in 2021, which was introduced in May 2020 and the STI which was awarded for the first time since 2018. Shareholder concerns Sasol’s responses • STI and LTI targets not directly related to the reduction of greenhouse gasses. We will improve our climate change targets as we implement projects that will directly reduce emissions. These projects will align with our Climate Change Roadmap and long-term ambition. • The peer group used for remuneration benchmarking does not include enough chemicals companies or SA-listed entities. We again reconsidered the peer group and have approved a combination of JSE listed, chemicals and energy companies (see page 33). • Short-term incentive (STI) targets should continue to be relevant as the business transitions to the Future Sasol strategy. The Committee annually reviews the STI and LTI targets to ensure ongoing relevance as well as appropriate stretch to incentivise achievement across a range of financial and non-financial targets which are informed by the group’s key priorities ensuring value creation for our stakeholders. • Return on Invested Capital (ROIC) should be reconsidered as a LTI target. We will reconsider the use of ROIC as we annually review all targets in our LTI plan. For FY22, we believe that a return on capital invested into large scale projects is still an appropriate metric. • NED Fees are too high in relation to the company market capitalisation. We revised the fee structure for NEDs. This will be tabled for shareholder approval at the 2021 AGM. • Mutual separation packages agreed to for previous Joint-CEOs. The Board had considered the terms of the mutual separation agreements with the Joint-CEOs to have been appropriate in the circumstances; however, understands and acknowledges the views of shareholders on this matter.

The Committee will propose to shareholders a revised non-executive director (NED) fee structure. For NEDs domiciled outside of the UK, Europe or North America, a cost of living factor and a fixed exchange rate will be applied. As most employees did not receive a full increase, nor any STI in 2020, the Committee approved annual salary increases for employees in 2021. These are aligned with forecast salary market movements in relevant Sasol jurisdictions. There is also a renewed focus on the retention of key employees. Therefore, a portion of the LTIs to Group Executive Committee members will continue to be in restricted shares with a five-year vesting period also enabling them to work towards meeting the minimum shareholding requirements. Incentive targets have been reviewed and will align closely with our strategic priorities for 2022. Independent advice Alvarez & Marsal Taxand, UK (A&M) continued to act as independent external advisors to the Committee. A&M provided information on global reward trends and market insights into discussions on executive reward matters. A&M does not provide any other services to Sasol. An external review of the remuneration policy was also conducted for management by Mr Martin Hopkins, Head: Reward Advisory Services, Bowmans Law, which confirmed that the Remuneration policy complies with statutory and governance requirements, are aligned with peer groups and more importantly, our short-term and long-term priorities. The Committee was satisfied with the advisors’ independence. In closing The Committee remains committed to ensuring that Sasol’s Remuneration Policy and the implementation thereof is fair and responsible, enabling the achievement of the Group’s strategic priorities including value creation for our shareholders, clients, communities and employees. The Committee is satisfied that the policy meets the agreed objectives and that the remuneration outcomes for this year reflect alignment between performance and rewards and, are appropriate and fair considering what was achieved over the past year. Ultimately, our success will be reflected in the Sasol share price which significantly contributes to the reward outcomes of our executive team. I would like to thank our shareholders for engaging with me and look forward to their endorsement of the advisory votes on our Remuneration Policy and Implementation Report at the 2021 AGM. I would also like to extend my personal thanks to the Committee members for their support, input and guidance over the past year. Looking forward Many changes have been made to the reward policy in the past two years and the Committee feels that it should now allow time for these changes to be implemented. We will continue to ensure that ESG issues receive the necessary attention, and to this end, incentive targets for 2022 have a more specific focus on Sasol’s drive to reduce carbon emissions and adopt a holistic approach in the incentive plans on ESG matters balanced with the requirement to continue to deliver financial returns to our shareholders. Decarbonising our operations is a cornerstone of our strategy and is carefully balanced with other priorities to ensure a sustainable future. Key interventions which will result in step change reductions in our emissions will be incentivised as appropriate. Because the Group has high levels of debt, it is focused on cash fixed cost management and prudent capital allocation. To motivate employees to work together to stabilise the new operating model, the Committee has agreed to re-introduce the Business Unit scorecard in the STI calculation for 2022. Mpho Nkeli Chairman of the Remuneration Committee 10 August 2021

SASOL LIMITED GROUP
Report of the Remuneration Committee continued

This first part of the report describes the roles and responsibilities of management at Sasol and provides an overview of Sasol's remuneration philosophy and policy as well as remuneration elements.

Remuneration Policy

Our Remuneration Policy is a crucial enabler of Sasol's strategy. A sustainable, high-performance and values-driven culture remains the key objective. The policy design strives to provide competitive, market-aligned pay while balancing the need for cost containment, risk management and value creation to stakeholders.


WHAT THE POLICY AIMS TO ACHIEVE
Align management's interests with that of stakeholders
HOW WE ACHIEVE POLICY OBJECTIVES
By linking the achievement of strategic priorities with remuneration outcomes
To drive stakeholder value sustainably
WHY WE DO THIS

Remuneration Philosophy

- Sasol's Remuneration Philosophy is to use internally equitable and externally competitive yet affordable salary, benefits and incentive structures to attract, retain and motivate qualified, skilled and engaged employees to work towards achieving Group strategic objectives in a values-driven manner and to create stakeholder value responsibly and sustainably.
- We strive to offer a balanced mix of remuneration programmes to all employees benchmarked on average to the market median with actual distribution around the median based on performance.
- Executive remuneration has a strong link to shareholder interests, particularly the design of variable pay structures.
- In setting incentive metrics, we consider value drivers which are mostly within management's control.
- The remuneration mix depends on the position in the organisational structure as well as geographical market practices.
- Entry-level salaries are either determined by the company, negotiated through collective bargaining or determined by national legislation. Our minimum wage is higher than what is considered a living wage for each jurisdiction and is enhanced by benefits offered under our employee value proposition.
- No form of unfair discrimination will be tolerated, and salary differentials are substantiated through defensible principles included in our Remuneration Policy.
- Rewards offered is a cornerstone of our employee value proposition and well-integrated with the total employment offering.
- Appropriate approval processes are in place to prevent conflicts of interest and to mitigate risks that may unintentionally result from our remuneration programmes.
- The Committee is empowered to intervene in exceptional circumstances when formulaic outcomes appear to be inappropriate and/or not aligned with business performance.

For clarity, the following terms are used for reporting purposes:

Role category[1]	President and CEO	GEC – CFO, other Directors and Prescribed Officers	Senior Vice Presidents (SVP) – Group leadership	Vice Presidents (VP) – leadership	Senior Management
Description	Enterprise-wide accountability for the Group, reporting to the Board.	The GEC has the ultimate authority within the organisation to set the strategy and direction for the Group, to be approved by the Board.	SVPs have global or end-to-end responsibility for an operating model entity/large Business Segment/Regional Business Platforms/ Group function, to ensure that their area of accountability aligns strategically with the Business Unit (BU) or Group's direction. Develops and sets strategic BU or OME guidelines, policy and frameworks.	VPs have regional, sector or function-specific responsibility for a portion of a BU or Group function. VPs contribute to strategy formulation and then translates this into tactical plans, policies and processes.	Experienced professionals, specialists and experienced tactical leaders who drive performance through specific areas of specialisation or the management of resources.
Number in 2021 (2020)	1 (1)	7 (8)	26 (36)	149 (195)	1 023 (1 061)

1. We occasionally refer to Top Management in the report, which includes the President and CEO, GEC and Senior Vice Presidents.

Remuneration Committee governance Sasol complies with the relevant remuneration governance codes and statutes that apply in the various jurisdictions within which it operates. The Committee is appointed by the Board to assist in ensuring that the Group remunerates its employees fairly, responsibly and transparently by implementing affordable, competitive and fair reward practices to promote the achievement of strategic objectives and positive outcomes in the short, medium and long-term. The Committee’s Terms of Reference and the Group Remuneration Policy are available at www.sasol.com. The President and CEO, the EVP: Human Resources and Stakeholder Relations, and the VP: Global Rewards and Human Resources Information System (HRIS) attend Committee meetings by invitation. Members of management are recused from meetings when their own remuneration is discussed. In all meetings, the Committee discusses and confirms all decisions taken, without management present. A&M Managing Director Mr David Tuch acts as an independent advisor for the Committee. The President and CEO tables the performance of all Prescribed Officers to the Committee to inform the decisions to award annual increases and incentive pay-outs. The Chairman of the Board tables the performance outcomes and proposed rewards for the Executive Directors at the Committee which recommends it for approval to the Board. All incentive pay-outs, as well as the vesting of LTIs will vest subject to the performance period ending June 2021, and were approved on the basis of actual performance against previously approved metrics. Regulatory compliance Our reporting aligns with: • South African Companies Act requirements; • Principles and recommended practices of King IVTM; • Requirements of the Securities and Exchange Commission (SEC) for secondary issuers; and • The Johannesburg Stock Exchange (JSE) Listings Requirements. The following table provides an overview of the remuneration elements and strategic intent of each component: US and Germany, multi-year agreements the Sasol 2.0 targets. The increase salaries over the period and was effective collective bargaining agreements and on employees, provided that the employee and had not received any interim or of Leadership or Executive management employees took a salary sacrifice of 10% Fixed pay – Policy and strategic intent Fixed pay – Application Outcomes 2021 Base salary or Total Guaranteed Package (TGP) depending on location. Broad pay bands set with reference to location and sector median benchmarks that reflect the complexity, scope and scale of our business to ensure that we attract and retain the employees required to drive the Group's key objectives. The Committee approves the cost of annual increases after considering market and economic data as well as affordability. Mandates are provided for salary increase negotiations with recognised trade unions and works councils. Strategic intent: • Attraction and retention of key employees • Internal equity and external competitiveness • Affordability • Recognition of competence and/or individual performance Employees in countries other than South Africa and employees in the South African bargaining sectors are paid a base salary rather than a TGP. In South Africa, the minimum wage we pay is compared with the living wage for a family as provided by Trading Economics. The total employment cost of salaries, benefits, allowances and incentives for the lowest level mining employee with 3 dependants on the medical scheme, is R275 904 per annum. Salaries are paid monthly to all employees except for those in the United States and Canada who receive bi-weekly payments. Employees who are promoted are considered for salary adjustments where justified. For employees outside the collective bargaining sectors, annual increases are processed with effect from 1 October. These typically comprise of an across-the-board increase and a portion at management’s discretion. Other employees receive across-the-board increases with effect from 1 July. Outside of South Africa, annual salary increases are also negotiated with trade unions and works councils in the US, Germany and Italy. No annual salary increases were approved for employees in July/October 2020. However, in some jurisdictions such as the had to be honoured. The Committee however agreed during H2/2021 to increase the salaries of employees below Leadership in recognition of the outstanding efforts to achieve was linked to the market movement in 1 January 2021 for employees covered by 1 April 2021 for supervisory and managerial had been in service since 1 January 2020 promotional adjustment since. No member benefited from this increase. From 1 May to 31 July 2020, 6 900 to 24%, depending on their roles and 11 500 agreed to a pension fund employer contribution sacrifice realising ~R460m in cash fixed cost savings.

SASOL LIMITED GROUP
Report of the Remuneration Committee continued

Benefits and allowances – Policy and strategic intent	Benefits and allowances – Application	Outcomes 2021
Benefits include, but are not limited to, membership of a retirement plan, healthcare and risk cover to which contributions are made by both Sasol and the employee. In South Africa, these apply to employees outside of collective bargaining structures. Allowances are paid in terms of statutory compliance or as are applicable in a sector/jurisdiction. A number of special allowances including housing, cost of living, home-leave and child education are included in the Group's Expatriate Policy. **Strategic intent:** • Compliance with legislation or co-determination agreements. • Strengthening of the employee value proposition where benefits are offered as a general market practice. • To protect cost of living for employees on expatriate assignments.	Benefits are offered for retirement, for reasons of sickness, disability or death. Beneficiaries of employees who pass away while in service receive an additional insurance pay-out. The quantum depends on which retirement plan they belonged to. Allowances are linked to roles within specific locations and are paid together with salaries. Expatriate benefits and allowances are offered in terms of country and assignment policies. Employee wellbeing is the cornerstone of labour stability. Sasol continues to roll out psychosocial, physical and safety culture interventions especially during this time of COVID-19 stress and related issues such as online meeting fatigue and dealing with the bereavement of a loved one.	Sasol uses different options to provide healthcare to employees and their families by means of medical insurance and/or public health plans, as well as additional insurance in countries where appropriate. All employees have healthcare cover in the event they are infected with COVID-19. Sasol introduced special leave categories to accommodate lockdown periods in various jurisdictions. No employees were asked to take unpaid leave because of lockdowns or the shutdown of operations due to COVID-19. The Committee confirmed that, in all countries where employees participate in private retirement funds, the governance of these funds meets fiduciary requirements and all defined benefit fund liabilities are appropriately detailed in the Sasol's Statement of Financial Position. Where employer contributions were suspended to retirement funds, this applied for the period May 2020 – July 2020. They were then reinstated due to Sasol's improved liquidity position at the time.

STI – Policy and strategic intent	STI – Application	Outcomes 2021
For the majority of our permanent employees across the world, we apply a single STI structure. Approved pay-outs are processed with the September salary. Most non-managerial mining employees earn a production bonus which is processed bi-weekly, subject to safe production against mining targets. Target incentives align with the market median. Typically the STI structure consists of Group, BU or Function and individual performance targets set in advance of every financial year. The Committee can exercise its discretion to vary incentive outcomes as deemed appropriate, and based on affordability.	Every quarter, the Committee reviews YTD performance against the Group STI scorecard to ensure ongoing relevance of targets and performance against these. An individual performance multiplier is used in a range of 0% – 150% to recognise individual performance. No BU or Functional STI scorecards were used during 2021.	The Committee approved a Group STI scorecard focused on achieving the Future Sasol priorities. Individual performance outcomes are applied to calculate the final incentive pay out. Safety and sustainability metrics, are measured at Group and individual levels. In line with our commitment to actively reduce carbon emissions, we included relevant incentive targets in the Group and individual scorecards which align with our Climate Change Roadmap. Where appropriate and within line of sight, we included the following targets in individual performance scorecards: • safe transportation of hazardous chemicals; • occupational health measures; • carbon emissions; and • leaks or spills of hazardous materials. These metrics balance safety, environmental sustainability, financial and operational performance criteria. Any fatality reduces the final incentive score by 3 percentage points. Group STI performance outcomes for 2021 are set out on page 38.

September 2021. vest in 2023. Participants who leave the retrenchment, death, disability or ill health, Committee, will forfeit unvested awards. members in December 2020 should be shares, with a vesting period of five years. will vest on achievement of time and five-year vesting period. The introduction maximum potential outcome of LTIs. The were reduced considering the introduction The introduction of restricted shares also LTI plan – Policy and strategic intent LTI plan – Application Outcomes 2021 Equity-or cash-settled awards are granted annually or upon promotion to an eligible level, where the underlying value is tied to the market value of a Sasol ordinary share (or American Depository Receipts (ADR) for international participants), subject to vesting conditions. Annual awards are made with reference to a percentage of base salary or TGP, which is level dependent, the eligible employee’s performance over the preceding year and the organisation’s requirement for skills retention. Vesting of awards is subject to the achievement of corporate performance targets (CPTs) and/or service criteria. The vesting period is three years for participants in Leadership and Senior Management. A split vesting period of three to five years applies to participants in Top Management. Strategic intent: • Attraction and retention of senior employees and scarce and critical skills. • Alignment with shareholders’ long-term interests with reference to the Sasol share price and the underlying performance metrics. LTIs form an important part of our reward mix and target awards are reviewed annually to ensure ongoing market competitiveness. Participants may sell or retain the vested shares once vesting conditions are met. Minimum shareholding requirements are in place for Executive Directors and Prescribed Officers. The Committee annually reviews the LTI targets to ensure continued alignment with key priorities. 100% of the LTIs awarded to members of the GEC in 2018 are subject to the achievement of performance metrics over the period 2018 – 2021, of which 50% of the vested award became available in The overall performance of the 2018 LTI awards to the GEC was 44,7%. 22,3% of the award granted in 2018 will vest in September 2021 and the balance will Group for reasons other than retirement, or for any other reason approved by the To retain top talent, the Committee decided that 35% of the annual award made to GEC time based only in the form of restricted The rest of the on-target award (65%) performance conditions, over a three-and of restricted share awards reduced the target awards, for the CEO and the CFO, of restricted shares in the LTI portfolio. supports the requirement for minimum shareholding requirements which were introduced for all Prescribed Officers from 2021. This requirement was previously only in place for Executive Directors. Details on the 2021 metrics are set out on page 39.

SASOL LIMITED GROUP Report of the Remuneration Committee continued – US business: ROIC of 8,5% the peer group SHORT-TERM INCENTIVES 2021 Group Strategic Priorities: 2021 Key Performance Indicators: • Strengthen our financial position • Deliver LCCP • Advance sustainability • Transition to Future Sasol • Pursue zero harm • Reduction in cash fixed costs • Achievement of sales volume targets • Reduction in non-sustenance capital expenditure • Effective disposal of unprofitable or non-core assets • Improved net working capital • Reduced environmental footprint • Achievement of key milestones towards realising Future Sasol through the implementation of the revised operating model and the implementation of sustainable free cash flow targets. • Health and Safety of our employees and our communities STI outcomes are detailed on page 38 of the Implementation Report LONG-TERM INCENTIVES • Decarbonisation of our operations as committed to in the Climate Change Roadmap • Sustainable returns to our shareholders in respect of capital investments, capital allocation, timely project completion and well managed operations • Total Shareholders’ Return (TSR) measuring the value delivered to shareholders over time relative to the peer group, in the form of share price appreciation and dividends declared • Carbon emission reduction through the delivery of 200MW of renewable energy by 30 June 2023 • Return on invested capital (excluding AUC) split as follows: – Rest of Sasol: ROIC of 14,5% • 100% vesting when TSR is at the 60th percentile of The following table illustrates the alignment between the Group’s key priorities and the targets set for 2021 and 2022 STI and LTI awards. The combination of financial and non-financial metrics allows for value to be created for our shareholders, clients, employees and communities in a sustainable manner. This means that we will be able to: • Provide chemicals and energy products in a responsible way; • Respecting people, their health and safety and the environment; and • Contribute to the socio-economic development of the countries within which we operate.

eliminating fatalities • Promote diversity and inclusion opportunities to grow and participate in emerging future value pools strengthen our balance sheet and to drive and operations 2022 Key Performance Indicators: STI and LTI plans 2022 Group Strategic Priorities: STI: • Process safety • Occupational safety LTI: • Holistic focus on Environment, Social and Governance (ESG) matters to improve our Dow Jones Sustainability Index (DJSI) ranking (also under planet) • Pursue zero harm through relentless focus on preventing high severity injuries and • Rebuild trust and create shared value PEOPLE STI: • Energy efficiency improvement • Delivery of PPAs/VPPAs (or equivalent) to procure renewable energy (RE) • Projects that will reduce emissions over the medium to long-term LTI: • Delivery of Renewable Energy to global operations • Reduction in Scope 1 and 2 emissions • Reaching our ambition to be included in the DJSI PLANET • Advance sustainability through the delivery of our roadmaps and the identification of sustainable products and gain access to STI: • Sales volumes • Cash fixed costs • Net working Capital • Sustenance and growth capital LTI: • Return on Invested Capital > WACC • EBITDA growth > CPI + 2% • Deliver and maximise value through the delivery of our Sasol 2.0 commitments, to reliable and predictable feedstock supply PROFIT

SASOL LIMITED GROUP
Report of the Remuneration Committee continued

Pay gaps

Globally, there is an increased focus on pay gap reporting as many consider this to be a measure that promotes a fairer and more equal society. Many countries have made the disclosure of pay gaps and the CEO pay ratio obligatory, however not yet in South Africa (SA). In 2020, the Committee approved a methodology to track internal pay equity on a level, group, race and gender basis, by country where we employ more than 250 employees on a permanent basis and where the data is available considering personal data privacy laws.

The Sasol methodology compares the median total target remuneration (TTR) of the 10% of highest Sasol earners per country, with the median TTR of the lowest 10% Sasol earners per country. This is similar to the methodology used in form EEA4 which has to be submitted annually to the South African Department of Employment and Labour. Target remuneration is used as opposed to actual remuneration for year-on-year comparisons to be made on the ratios as the impact of macroeconomic factors on the LTI in particular, are excluded.

The Committee again reviewed the pay ratios. The larger pay gap in SA can be explained due to the large number of unskilled and semi-skilled workers in our mining business. Sasol does not employ unskilled workers in other jurisdictions.

The Committee understands the importance of ensuring that the wages of our most junior employees are sufficient to accommodate a decent standard of living and will continue to track the pay gap from this perspective. Over the past number of years, higher percentage annual salary increases have been awarded to employees covered by collective bargaining units than to top management as is evident in the following graph:

Average increase budgets approved: F18 – FY21 (SA)


30
15
0
Cumulative
2021
2020
2019
2018
Unionised staff annual increase budget %
Executive annual increase budget %

Risk management

The Committee ensures effective risk management oversight in relation to material remuneration risks within its scope and will exercise its discretion within the Group's overall risk framework. The following processes mitigate against unintended outcomes:

- The Remuneration Policy is transparent to all stakeholders.
- All executive reward policy exceptions are approved by the Committee, or by the Board, as appropriate.
- Incentive plan design principles and targets as well as the reward mix are reviewed annually.
- The vesting of LTI plans is subject to performance and/or time-based criteria and awards are never backdated.
- Executives do not approve their own benefits or remuneration and are recused from all discussions relating to their own remuneration.
- The maximum incentive awards, on the basis of performance outcomes, are capped by a pre-approved formula.
- The Committee retains discretion to alter any reward outcome.
- MSRs are implemented for Prescribed Officers and Executive Directors.
- A comprehensive Clawback and Malus policy is in place.
- There is no accelerated vesting of LTIs at retirement and the vesting periods of 3 and 5 years continue post the date of retirement allowing for continued exposure to the share price performance as well as the application of the Clawback and Malus policy if required.

Details of key remuneration components

The use and application of remuneration benchmarks

We use benchmark data from the approved peer group to develop pay bands and incentive plans as well as for the comparison of employee benefits. One of the Committee's key tasks is to preserve the relevance, integrity and consistency of benchmarking. Management also consults survey reports from various large remuneration firms.

For the remuneration of GEC members and the NED fees, we select a peer group of companies which includes those with a broadly similar geographic footprint and/or product suite and/or size.

In 2021, we used the following peer group for executive remuneration benchmarking purposes as well as for the Total Shareholders' Return (TSR) measurement in our LTI award:

AkzoNobel	Continental Resources	Evonik Industries	Impala Platinum	Origin Materials
Albemarle	Covestro	Exxaro	Imperial Logistics	Repsol
Celanese	Devon Energy	Gold Fields	Kumba Iron Ore	Sibanye Stillwater
Clariant	Eastman	Hess Corp	Noble energy	Solvay

We again reviewed the peer group and agreed that a balanced combination of companies that have a primary listing on the JSE Ltd, international chemicals and energy companies would be a sound approach to compile the benchmark peer group. There are limited companies in South Africa that resemble Sasol's complexity, business model and geographical footprint. We considered the contribution of our chemicals, fuel, gas and mining businesses to EBITDA and Gross Margin and agreed to not include companies from the retail or financial services sectors. With regard to chemicals and energy companies, market capitalisation, product mix, geographical footprint and enterprise value formed part of the criteria for inclusion. The following peer group was adopted effective 1 July 2021:

JSE Primary Listed companies	Chemicals Companies	Energy Companies
Anglo American Platinum	Albemarle	Continental Resources
AngloGold Ashanti	Covestro	Devon Energy Corporation
Gold Fields	Eastman	Hess Corporation
Impala Platinum Holdings	Evonik Industries	Imperial Oil
MTN Group	Lanxess	Origin Energy
Sibanye Stilwater	Solvay	Repsol

The Committee will however consider the inclusion of larger competitors for purposes of determining relative total shareholder return on awards made under the 2022 LTI plan.

Base salary/total guaranteed package (TGP) and benefits

South African employees who are not covered by collective bargaining agreements receive a TGP which includes employer contributions towards retirement, risk and healthcare benefits. In terms of this model, all changes to benefit contribution levels are cost neutral to Sasol. Increases in the benefit pricing of employee and employer contributions reduce the net cash salary of employees. All other employees receive a base salary with Sasol's contributions to benefit funds being calculated and paid over. In some jurisdictions, a thirteenth cheque is payable. Salaries are benchmarked to the market median with distribution around the market median based on performance, competence and scarcity of skill.

Variable pay plans

STI plan

For 2021, Sasol adopted a group incentive scorecard. The formulae to be applied in the final incentive outcome is as follows:

STI target % of base salary/TGP
Target percentage is linked to the role category of the position

X

Group performance factor (0% to 150%)
Performance measured against group financial and non-financial targets informed by the Group's key priorities

X

Individual performance factor (0% to 150%)
Assessment of individual performance against project milestones, personal, business unit or functional targets

LTI plan

The LTI plan gives participating employees the opportunity, subject to the vesting conditions, to receive Sasol ordinary shares or ADRs. After the vesting period, which varies between three and five years, participants may sell or retain the shares. Accelerated vesting principles in cases of termination for 'good leavers' do not apply to Top Management. A service penalty is applied for participants whose services are terminated under 'good leaver' conditions before the end of the performance period. In jurisdictions where we do not offer an equity-settled award due to legislative restrictions or where we choose not to make an equity-settled award, eligible employees may participate in a cash-settled LTI plan with the same conditions that are applicable to equity instruments, except that they are settled with cash.

The current equity-settled plan was approved by shareholders in 2016, for implementation of all awards made since 2014 (i.e. previous cash-settled awards were converted to equity-settled awards). The maximum number of shares to be made available for awards to eligible participants equated to less than 5% of the issued shares of the Group at the time.

SASOL LIMITED GROUP Report of the Remuneration Committee continued Minimum Shareholding Requirements (MSRs) In August 2020, the Committee extended the MSR to all Prescribed Officers to be achieved within a period of six years effective 4 December 2020. Executive Directors have a MSR which is to be achieved within five years of their appointment date. The MSR enhance the alignment of interests with shareholders with a focus on long-term company performance. • Chief Financial Officer: 200% of annual pensionable remuneration • Prescribed Officers: 100% of annual pensionable remuneration Pay mix: minimum, on-target, and maximum performance for executive management The threshold, target and maximum reward outcomes for 2020 and 2021 for Executive Directors and Prescribed Officers are illustrated in the following graph: 800 600 400 200 Percent % TGP STI LTI 0 2021 2020 2021 2022 2020 2021 2022 2021 2020 2021 2022 2020 2021 2022 GEC 2020 2021 2020 2021 CEO CEO CEO CEO CEO Threshold Target Target TargetMax CEO CEO CFO CFO CFO CFO CFO CFO CFO Threshold GEC GEC GEC GEC Max Max Max Max Threshold Target Target Target Max Max Max Target Target *Only TGP or Base salary will be payable in the event of below threshold performance on the variable pay plans. GEC includes “other directors”. The graph indicates a balanced portfolio of the total remuneration mix for the Group executive team. It indicates rewards allocated in terms of base salary/TGP, STIs and LTIs, which are subject to the achievement of Group and individual targets to ensure a sustained focus on the Group’s objectives. The target and maximum potential LTI awards for the President and CEO and CFO were reduced over a two-year period. Apart from a reduction in the maximum LTI award, no changes will be implemented for other members of the GEC for 2022. Special retention awards and sign-on or buy-out awards The sign-on payment and retention policy may be used in the recruitment of candidates in specialised or scarce skill positions, mostly in senior levels, or to retain critical skills. Cash retention payments are linked to retention periods of at least two years. Retention shares may be granted under the LTI plan. Executive service contracts • The President and CEO’s contract was originally set to end in November 2022. By Board resolution it was extended to 31 December 2024, resulting in a five-year contract term. • Members of the GEC have permanent employment contracts with notice periods of three to six months. The contracts provide for salary and benefits as well as participation in incentive plans on the basis of Group and individual performance and as approved by the Board. EVPs who are members of the South African Sasol Pension Fund are required to retire from the Group and as directors from the Board at the age of 60, unless they are requested by the Board to extend their term. Perquisites available to the members of the GEC are disclosed in the Implementation Report. 100% 100% 115% 200% 100% 115% 180% 100% 115% 150% 100% 259% 400% 100% 259% 267% 100% 259% 247% 100% 100% 90% 150% 100% 90% 140% 100% 90% 125% 100% 203% 300% 100% 203% 231% 100% 203% 206% 100% 100% 75% 110% 100% 75% 110% 100% 169% 220% 100% 169% 182% • Other Executive Directors:100% of annual pensionable remuneration • President and Chief Executive Officer:300% of annual pensionable remuneration

Termination arrangements applicable to GEC members

Remuneration policy component	Voluntary termination i.e. resignation	Involuntary termination i.e. retrenchment, redundancy, retirement or other reasons included under the definition of 'good leaver'
Base salary	Payable up to the last day of service including the notice period either in exchange for service or in lieu of the notice period.	Payable up to the last day of service including a three- to six-month notice period.
Health insurance	Benefit continues up to the last day of service.	Benefit continues up to the last day of service; employees who qualify for a post-retirement subsidy continue to receive the employer's contribution post retirement.
Retirement and risk plans	Employer contributions are paid up to the last day of service. In most countries, the employee is entitled to the full value of the investment fund credit and any returns thereon.	
Other benefits	Not applicable.	A severance package equal to three weeks' salary per completed year of service is offered which may be increased for voluntary retrenchments or mutually agreed terminations.
STI	If the executive resigns on or after 30 June and before 30 September, there is an entitlement for consideration of the STI which may be approved for the previous financial year, subject to the achievement of performance targets. No pro-rata incentive is due if the executive leaves prior to the end of the financial year for reasons of dismissal, resignation or mutual separation.	A pro-rata incentive may be considered for the period in service during the financial year subject to the meeting of performance targets and only if approved for the rest of employees.
LTI	All vested Share Appreciation Rights (SARs) to be exercised by the last date of service. All unvested LTIs are forfeited.	The original vesting period remains unchanged up to the normal date of retirement and then vests subject to the achievement of CPTs and time-based vesting targets. A service penalty for the period not worked during the performance period is typically applied. No accelerated vesting is implemented.

NED fees

NEDs are appointed to the Sasol Limited board based on their competencies as well as insight and experience appropriate to assist the Group in setting the long-term strategy, providing independent oversight in respect of performance against key priorities and holding executives accountable to deliver business results over the short, medium and long term. Consequently, fees are set at levels to attract and retain the calibre of directors necessary to contribute to a highly effective board of a complex, multi-dimensional and multi-national organisation. NEDs do not receive STIs, nor do they participate in LTI plans. No arrangement exists for compensation in respect of loss of office.

NEDs are paid a fixed annual fee in respect of their Board membership and supplementary fees for committee membership or chairmanship. The annual fee is divided by four and a quarterly fee is paid at the end of every board cycle regardless of the number of meetings held in that quarter. A travel allowance was approved by shareholders in 2018 compensating for time lost due to international travel; however, this has not yet been implemented.

Board fees tabled at the 2020 AGM for shareholder approval, were unchanged from what was previously approved by shareholders in 2018. The 2018 structure was intended for a phased implementation over the 2018 – 2021 period. However, following the devastating effects of COVID-19 and 2020 macroeconomic developments on Sasol's financial results, we paused the implementation of further fee adjustments for South Africa-domiciled directors. Furthermore, directors agreed to a sacrifice of at least 20% of board and committee fees for the period May to September 2020 and a sacrifice of 20% on board fees for the period October 2020 to November 2021.

During 2021, we reconsidered the approach towards setting NED fees. Following extensive review, the Committee agreed to table for shareholder approval at the November 2021 AGM a revised fee proposal where a cost-of-living (COL) factor is applied to the fees payable to NEDs who live outside of Europe, UK and North America and to fix the exchange rate that will be used to convert the US$ fees to the denomination used for payment in order to eliminate significant exchange rate variances. The intention to pay a travel allowance will no longer be pursued.

SASOL LIMITED GROUP

Report of the Remuneration Committee continued

Annual NED fees: actual vs approved vs proposed:

	Chairman Approved fees[1,2]	Board member Approved fees[2,3]	Non-SA-domiciled fees Actual fees[2,6,7]		SA-domiciled fees Actual fees[2,6]		Proposed Chairman fees 2022[12,13] UK, Europe, North America		Proposed Board member fees 2022[12,13]	
			Chair	Member	Chair	Member	Domiciled in UK, Europe, North America	Domiciled outside UK, Europe, North America	Domiciled in UK, Europe, North America	Domiciled outside UK, Europe, North America
Board	$445 000	$150 000	–	$138 000[8,11]	$351 805[9]	$112 000[10]	$345 000	$285 000	$120 000	$100 000
Audit Committee	$25 000	$20 000	–	$31 050	$25 000	$20 000	$35 000	$30 000	$24 000	$20 000
Remuneration Committee	$20 000	$12 000	–	$23 575	$20 000	$12 000	$24 000	$20 000	$14 500	$12 000
Capital Investment Committee	$16 000	$11 000	$42 550	$21 275	–	$11 000	$24 000	$20 000	$14 500	$12 000
Nomination and Governance Committee	$16 000	$11 000	–	$21 275	–	$11 000	$24 000	$20 000	$14 500	$12 000
Safety, Social and Ethics Committee	$16 000	$11 000	$42 550	$21 275	–	$11 000	$24 000	$20 000	$14 500	$12 000
Other Committees[14]	$16 000	$11 000	–	$21 275	–	$11 000	$24 000	$20 000	$14 500	$12 000
Lead Independent Director	–	$40 000	–	$60 375	–	–	–	–	$48 000	$40 000
Travel allowance – Less than 10 hours travel[4]	–	$5 000	–	–	–	–	–	n/a	–	n/a
Travel allowance – Between 10 and 15 hours travel[4]	–	$10 000	–	–	–	–	–	n/a	–	n/a
Travel allowance – More than 15 hours travel[4]	–	$15 000	–	–	–	–	–	n/a	–	n/a
Special purpose ad hoc Committees – per meeting[5]	$2 000	$2 000	$2 000	$2 000	$2 000	$2 000	–	–	–	–

1. Chairman of the board fee, inclusive of all fees payable for attendance or membership of board Committees and directorship of the company.
2. Fees including VAT were intended for a phased implementation over the period 2018 – 2021.
3. For the fee structure applicable from 16 November 2018 for non-SA-resident NEDs, the following rules apply: where the total prior year fees inclusive of VAT (on a like-for-like basis) are higher than the new structure, the previous fee will be retained to ensure that the NED is not financially worse off with the implementation of the new fee structure. Therefore, these fees are still higher than the fees paid to SA domiciled NEDs.
4. Travel allowance was intended for implementation when international travel is required but never implemented.
5. Special ad hoc committees approved by the Board to provide oversight over strategic matters of a temporary nature.
6. Fee sacrifice agreed on board fees as per 18 November 2020 SENS announcement.
7. VAT is not applicable. NEDs who were appointed on the 2016 approved fee structure, whose fees would be negatively impacted by the 2018 fees, were grandfathered.
8. Fee sacrifice applied. Approved fee incl VAT is $172,500.
9. Fee sacrifice applied. Approved fee incl VAT is $445,000.
10. Fee sacrifice applied. Approved fee incl VAT is $140,000.
11. Board fee for non-SA-domiciled members who joined the Board from 1 April 2020 is $142,500 incl VAT with the 20% sacrifice applied.
12. Fees to be tabled for approval by shareholders at the November 2021 AGM and effective from 1 January 2022. Fees stated exclusive of VAT for consistent reporting purposes. A COL factor applied to the NED fees for directors domiciled outside of Europe, UK and North America. A fixed exchange rate will be applied when converted for payment to the relevant currency. An annual inflationary linked increase to be applied after 12 months.
13. Where NEDs are required to travel to a meeting location, associated travel and accommodation costs are covered by Sasol.
14. Other Committees will be paid on a quarterly basis for any Committee meetings approved by the Board but not specified in this table.

Implementation Report This section provides an overview of the implementation of the Remuneration Policy. It also sets out the relationship between company performance and Executive Directors’ and Prescribed Officers’ remuneration outcomes as well as progress against the minimum shareholding requirement. The tables in this section provide information on all amounts received or receivable by members of the GEC for 2021 (including the President and CEO, other Directors and Prescribed Officers). The structure of the Implementation Report, is as follows: Incentive outcomes • Group performance for 2021 • Performance vs Corporate Performance Targets in respect of LTIs that are due to vest in 2022, as at the end of the performance period 30 June 2021, an overview of the performance against the CPTs for the past financial years and unvested LTIs still in issue Executive Directors and Prescribed Officers (tabulated separately) NEDs • Remuneration and benefits paid disclosed in terms of the single total figure methodology including the STI amounts awarded for 2021 and an estimated value relating to the vesting of LTIs in September 2021, in respect of the performance period ended 30 June 2021 • Outstanding LTI holdings • Progress against MSR • Fees paid during 2021

SASOL LIMITED GROUP

Report of the Remuneration Committee continued

Short-term incentive outcomes

The following table provides the outcomes against the 2021 group performance targets that were set for the STI plan:

		KPI – Key Performance Indicator	Unit of Measure	Weightings: GEC	Threshold (Rating = 0%)	Target (Rating = 100%)	Stretch (Rating = 150%)	Achievement	Weighted Achievement
TRANSFORMATION	12.5%	Sasol of the Future (Sasol 2.0)	Restructure of the global organisation enabling the new operating model and effective implementation of structures, processes and governance frameworks	4,0%	Filling of at least 80% of positions in GEC 3 by 28 February 2021	Filling of at least 80% of positions in GEC 3 by 31 December 2020	Qualitative assessment by the Remcom on how well Sasol 2.0 was executed across all areas of the operation and contributed to improved liquidity[7]	89% placements by 31/12/2020	6,00%
				4,5%	Filling of at least 80% of positions in GEC 4+ by 30 June 2021	Filling of at least 80% of positions in GEC 4+ by 30 April 2021		>80% placements by 30/04/2021	6,75%
			Longer term Cost Reduction Plans	4,0%	Sustainable free cash flow target for FY22-FY25 approved in May 2021 Board cycle	Sustainable free cash flow target for FY22-FY25 approved in Feb 2021 Board cycle		Approved in November 2020	6,00%
FINANCIAL	67.5%	Sales Volumes	Sales volumes[1]	12,5%	2% below budgeted sales volumes	Budget sales volumes	2% above budgeted sales volumes	5% below budget	0,00%
		Cash cost optimisation	Absolute Cash Fixed Costs (CFC)[2,3]	15%	FY21 Budget CFC + R2bn	FY21 Budget CFC = R60,5bn	FY21 Budget CFC – R2bn	R5bn below budget	22,50%
		Capital deployment	Capital expenditure[3]	15%	Capital expenditure = R22bn	Capital expenditure = R20bn	Capital expenditure = R18bn	R3,6bn below budget	22,50%
		Asset disposals	Deliver asset disposals	15%	FY21 = $1,5bn	Target for FY21 = $2,5bn	FY21 = $3,5bn	Total SPAs[6] signed of US$3,6bn	22,50%
		Working capital	Net Working Capital to Turnover	10%	NWC% = 17%	NWC% = 15%	NWC% = 12%	14,5%	10,83%
ESG MEASURES	20%	Environment and Safety	High severity injury (HSI) rate	5%	HSI rate = FY20	20% improvement on the FY20 HSI rate (from 17,13 to 14)	30% improvement on the FY20 HSI rate (from 17,13 to 12)	9,38%	7,50%
			Significant fires, explosions and releases (FERs)	5%	FERs ≥ 23	FERs = 19	FERs ≤ 17	FERs = 20	3,75%
			Climate change programmes[4]	10%	Deliver the 2030 GHG Emission Reduction Roadmap (ERR) by 30 September 2020 (5%)	Deliver the 2030 GHG Emission Reduction Roadmap (ERR) by 30 September 2020 + Energy efficiency improvement from FY20 to FY21 = 1% (5%)	Deliver the 2050 Long-Term ambition and road map (2%) Deliver the 600 MW renewables business construct (3%)	1. 2030 GHG Road map delivered (5%) 2. Energy Efficiency: 0,4% (2,2%) 3. 2050 LT ambition delivered (2%) 4. Business construct partly achieved – contracts not yet negotiated (2%)	11,17%
100%		Safety adjustment[5] – penalty for fatalities							(3,00%)
		Final score[7]						116,50% (out of a maximum of 150%)	

1. Group consolidated/external sales volumes in fuel equivalent tonnes. Adjusted for any disposals, acquisitions, or other events impacting sales volumes outside of management's control. Including external coal sales at Mining.
2. Normalised for the impact of the exchange rate (R337m), the maximum price ruling on gas (R367m) asset disposals not in the budget (–R1 307m), once off exceptional items such as the workforce transitioning costs (R965m), disposal costs (R863m) and the costs related to a potential Rights Issue (R602m).
3. Excluding growth cost (i.e. LCCP).
4. Achievement of all objectives linked to the delivery of our GHG emission reduction roadmap.
5. Penalty applied for fatalities of 3 percentage points deducted from final score for every fatality up to 20% maximum penalty.
6. Sales and Purchase Agreements.

Note 7: The Committee has considered the excellent outcomes of the Sasol 2.0 programme considering the scale and complexity of the global group restructuring and the avoidance of a Rights Issue which would have been extremely dilutive to shareholders. The Sasol 2.0 global restructuring was completed in record time with mostly improved diversity statistics despite the reduction in headcount. Management also endeavoured to save as many jobs as possible through the restructuring process and the majority of severances were through the voluntary process. The Committee therefore agreed to award the maximum outcome of 150% on the three Sasol 2.0 measures, increasing the total score from 110,25%

(after the 3% fatality penalty) to 116,50% out of the maximum award of 150%. Asset disposals, strict management of cash fixed costs and prudent allocation of capital mainly ensuring ongoing reliability of our operations, were excellent outcomes. On capex: Actual capital expenditure amounted to R16,4 billion compared to R35,2 billion during 2020. The reduction in capital expenditure was not at the expense of maintaining our asset integrity and was achieved through an optimised asset risk management process. In addition, the progression of the PSA to FID stage was a key milestone for us in 2021.

On asset disposals: Of the transactions either concluded, or where SPAs have been signed to the value of $3,5bn, transactions completed with funds received amounted to $3,1bn. The bulk of the proceeds were received by December 2020 and the closing of the ASUs at 30 June 2021 was the last transaction of FY 21 to be closed. Guarantees have been received in respect of the Rompco sale. The disposals have been challenging due to the individual complexities with protracted negotiations and regulatory approvals requiring significant work to close off.

On Cash Fixed Costs: The organisation rallied as the business suffered cash flow constraints following the drop in crude oil prices and lower demand for our fuels and chemicals following the COVID-19 spread across the numerous markets we operate in. The salary sacrifice and postponement of annual salary increases were significant personal costs to Team Sasol and in addition strict cost discipline helped us deliver R2,5bn reduction in fixed costs.

The sales volume target was set in anticipation of a quicker recovery of global demand and was not achieved. No normalisation in respect of the impact of COVID-19 on the STI outcomes, was applied. The Committee was disappointed with the one fatality in Natref, but very satisfied with the safety performance. The Committee was overall very comfortable with the STI outcome being representative of the business results and agreed that the rounded score of 117% be applied in the calculation of the short-term incentives for the members of the GEC.

For comparative purposes the following tables set out the Group's performance on a weighted basis against STI targets that were set the previous two years.

Period	Growth in headline earnings	Production volumes	Growth in cash fixed costs	Project delivery	Safety and environment	Preferential procurement and employment equity	Total
2020	0,0%	0,0%	30,0%	3,0%	7,0%	6,0%	46%
2019	45,0%	0,0%	0,0%	0,0%	12,5%	8,2%	66%

No short-term incentives have however been paid out to members of the GEC for 2019 and 2020 despite some of the performance targets having been achieved.

Long-term incentive outcomes

The following table provides the outcomes against the corporate performance targets (CPTs) which were linked to the 2019 Long-Term Incentive awards, which are due to vest in 2022. The vesting percentage is determined by the Group's performance against CPTs over the performance period 1 July 2018 – 30 June 2021.

Measure	Weighting	Threshold	Target (100%)	Stretch Target (200%)	Achievement	Weighted Achievement
Increase in tons produced/head	25%	1% Compound improvement on base	2% Compound improvement on base	3% Compound improvement on base	2,8% compound growth over three years[4]	44,7%
Return on Invested Capital (ROIC)	25%	3-year average ROIC (excl AUC)[3] at 1 x WACC (as at 30/6/2018)	3-year average ROIC (excl AUC)[3] at 1,3 x WACC (as at 30/6/2018)	3-year average ROIC (excl AUC)[3] at 1,5 x WACC (as at 30/6/2018)	-10% 3 year average	0,0%
TSR MSCI World Energy Index	25%	Below the 40th percentile of the index	60th percentile of the index	75th percentile of the index	Below threshold	0,0%
TSR MSCI Chemicals Index	25%	Below the 40th percentile of the index	60th percentile of the index	75th percentile of the index	Below threshold	0,0%
Achievement					0 – 200% range[1] = 44,7%	
					40% – 160% range[2] = 66,8%	

1. In respect of LTIs issued to members of the group executive committee including the executive directors, 100% of the award was subject to the achievement of CPTs. Of the vested portion, 50% will be released in 2022 and the balance in 2024.
2. In respect of LTIs issued to SVPs and lower where 60% of the award was subject to CPTs and the balance to time-based vesting criteria ranging between three and five years.
3. AUC = Assets under construction.
4. The Committee approved that the production volumes/headcount be normalised for the impact of severe weather impacts in the US and in Sasolburg which caused electricity outages for extended period of time and a resultant loss in production volumes of 442kT, which were completely out of management's control.

SASOL LIMITED GROUP
Report of the Remuneration Committee continued

Outstanding unvested LTI awards | 2020 and 2021

For members of the GEC including executive directors, 65% of the LTIs awarded during 2021, are subject to the achievement of the following CPTs in addition to time based vesting criteria of between three and five years. The balance of the award (35%) is subject to a five year time based vesting criteria. The following table sets out the performance targets for outstanding unvested performance related LTI awards that are in issue and where the performance will be assessed over the following two financial years.

Metrics: 2021 LTI awards	Threshold (0%)[2]	Target (100%)	Stretch (200%)	Weighting
Climate Change	Deliver 150 MW of renewable energy by 30 June 2023	Deliver 200 MW of renewable energy by 30 June 2023	Deliver 300 MW of renewable energy by 30 June 2023	25%
ROIC Rest of Sasol	ROIC (excl AUC)[1] at SA WACC of 13,5% per annum	ROIC (excl AUC)[1] at SA WACC of 13,5% + 1% = 14,5% per annum	ROIC of 15,5% per annum	35%
ROIC US	ROIC (excl AUC)[1] at US WACC of 8% per annum	ROIC (excl AUC)[1] at US WACC 8% + 0,5% = 8,5% per annum	ROIC of 9% per annum	10%
Relative TSR measured against the peer group	Below 50th percentile of the peer group	60th percentile of the peer group	75th percentile of the peer group	30%

1. AUC = Assets under Construction.
2. Threshold is 0% for all targets except rTSR where 50% vesting is achieved @ Threshold.

For members of the GEC including executive directors, 100% of the LTIs awarded during 2020, are subject to the achievement of the following CPTs in addition to time based vesting criteria of between three and five years.

The performance targets for the 2020 award are as follows:

Metrics	Target (100%)	Weighting
Increase in tons produced/head	2% Compound improvement on baseline	30%
ROIC (Rest of Sasol)	Rest of Sasol ROIC (excl AUC)[1] at SA WACC 13,5% + 1% = 14,5% per annum	20%
ROIC (US)	US ROIC (excl AUC)[1] at US WACC 8% + 0,5% = 8,5% per annum	10%
Relative TSR vs MSCI World Chemicals index	60th percentile of the index	20%
Relative TSR vs MSCI World Energy index	60th percentile of the index	20%

1. AUC = Assets under Construction.

Determining the IPFs

The Committee has the duty to assess the performance of the members of the Group Executive Committee (GEC) every year. We apply the outcome of the assessment, in the form of an Individual Performance Factor (in the range of 0% – 150%), as a multiplier in calculating short-term incentives. The Committee then approves the performance outcomes for the Prescribed Officers and makes a recommendation to the Board, for its final decision, in respect of the performance outcomes of the Executive Directors.

In assessing the performance outcomes, the Committee considers the following: business results in the specific areas of responsibility; leadership displayed both in and outside the area of responsibility; values displayed; relationships; and collaboration in and outside the organisation.

For 2021, we were particularly mindful of the fact that members of the GEC have had to apply an extraordinary effort over the past 18 – 24 months. This was required to turn the Company around; maintain reliable and stable operations despite the devastating impacts of COVID-19; stabilise the balance sheet; introduce the new operating model; regain the trust of our investors; and retain and motivate employees to perform at their best during this very volatile and uncertain period.

In recent years, GEC members have made financial sacrifices through sacrifices in their salaries as well as pension contributions. On average, they have forfeited 50% of the total target reward for the past three years due to the non-payment of the short-term incentive, no salary increase in the past financial year, the weakening of the share price and the low level of vesting of long-term incentives (which has been at an average of 44% over the past four years).

The Committee is satisfied that over the past few years the Remuneration Policy has delivered reward results that have aligned with the business results (including downward moderation of incentive outcomes at the Committee's discretion). However, we recognise that in better times, rewards should also be commensurate with the better business results. Therefore, we agreed that the individual performance outcomes for leadership be in excess of 100% considering Sasol's excellent business results in 2021. The leadership has done a sterling job in leading the organisation through the perfect storm that Sasol faced during 2020 and 2021 not only because of the impacts of COVID-19, but also because of the macroeconomic environment which severely impacted Sasol's financial viability.

The unlocking of $6 billion of cash in record time was exceptional; Sasol avoided having to carry out a rights issue; rating agencies declared no further downgrades after June 2020; and the business did not breach debt covenant levels (the target was 4x net debt:EBITDA in December 2020 and the 30 June 2021 result was 1,5x net debt:EBITDA). The GEC and Sasol's leadership implemented the new operating model less than 12 months after it was approved, and did so without impacting business operations and continuity; there was no labour unrest; our safety results improved significantly; and there was a reduction in the complexity of our governance and approval structures. Sasol also ensured the full remediation of SOX material weaknesses in relation to the LCCP. The leadership team's focus can now shift to introducing innovation and automation; building confidence with investors; and enhancing Sasol's efforts to decarbonise our operations.

On the back of the exceptional results, the Committee considered on the basis of relative performance and contribution to the group results, the individual performance factor for the members of the GEC, in the range of 100% to 130%.

The following section illustrates how these performance outcomes informed the reward decisions for Executive Directors:

Executive Directors

a. Remuneration and benefits approved for payment in respect of 2021 for Executive Directors

	FR Grobler[3,4]			P Victor[5,7]		VD Kahla[6,7]		
Executive Directors	2021 R'000	2020 (as Exec director) R'000	2020 (as Prescribed officer) R'000	2021 R'000	2020 R'000	2021 R'000	2020 (as Exec director) R'000	2020 (as Prescribed officer) R'000
Salary	**10 032**	7 114	3 113	**7 481**	6 678	**6 708**	4 143	2 047
Risk and Retirement funding	**373**	501	295	**360**	919	**345**	428	245
Vehicle benefit	**–**	57	77	**100**	100	**–**	–	–
Healthcare	**95**	130	64	**77**	100	**101**	68	32
Vehicle insurance fringe benefit	**6**	4	2	**6**	6	**6**	4	2
Security benefits	**133**	–	–	**–**	–	**534**	484	–
Other benefits	**1 923**	2 176	552	**1**	31	**2**	1	–
Total salary and benefits	**12 562**	9 982	4 103	**8 025**	7 834	**7 696**	5 128	2 326
Annual short-term incentive[1]	**18 366**	–	–	**11 174**	–	**7 670**	–	–
Long-term incentive gains[2]	**1 255**	725	–	**2 243**	1 143	**1 326**	789	–
Total annual remuneration	**32 183**	10 707	4 103	**21 442**	8 977	**16 692**	5 917	2 326

1. Short-term incentives approved based on the Group results for 2021 and payable in the 2022 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2021 x Group STI achievement x Individual Performance Achievement.
2. Long-term incentives for 2021 represent the award made on 3 September 2018. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved (GEC: 44,7%; SVP: 66,8%) x average share price for June 2021. The actual vesting date for the annual awards is 3 September 2021 subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released on 3 September 2021 and the balance in September 2023, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.
3. Mr Grobler agreed to a voluntary contribution of 30% of his salary to the South Africa Solidarity Fund for the period May 2020 – July 2020.
4. Other benefits for Mr Grobler include tax corrections on pension fund contributions made over the period of the previous expatriate assignment (R1 518 846), tax assistance rendered in respect of his previous expatriate assignment to Germany (R403 374) and subsidised business transport (R770).
5. Other benefits for Mr Victor include subsidised business transport.
6. Other benefits for Mr Kahla include a long service award (R2 000).
7. Messrs Victor and Kahla have voluntarily agreed to a salary sacrifice of 20% for the period May 2020 – July 2020. In addition, there was a suspension of employer contributions to the pension fund for the same period. The increase in salaries in 2021 is as a result of the sacrifice only being applied for one month in 2021 as opposed to two months in 2020. In addition, Messrs Victor and Kahla opted to reduce their contribution to the SA pension fund and allocate the contribution to their salary.

b. Unvested LTI holdings (number)

Executive Directors	Cumulative balance at the beginning of the year	Granted in 2021[1]	Effect of corporate performance targets	Dividend equivalents	Long-term incentives settled[2]	Cumulative balance at the end of the year
FR Grobler	136 222	**145 855**	(11 921)	862	(7 614)	263 404
P Victor	122 740	**88 191**	(18 794)	1 125	(6 868)	186 394
VD Kahla	83 246	**103 382**	(12 986)	961	(8 762)	165 841
Total	342 208	**337 428**	(43 701)	2 948	(23 244)	615 639

1. LTIs granted on 6 October 2020 as an on-appointment award for Mr Kahla as executive director and the balance as annual LTI awards on 4 December 2020.
2. 50% of the award that vested in 2021 is still subject to a continued employment period of two years.

SASOL LIMITED GROUP
Report of the Remuneration Committee continued

c. Unvested LTI holdings (Intrinsic value)

Executive Directors	Intrinsic cumulative value at beginning of year[2] '000	Intrinsic value of awards made during the year[1] '000	Change in intrinsic value for the year[3] '000	Effect of corporate performance targets '000	Dividend equivalents '000	LTIs settled[4] '000	Intrinsic cumulative value at end of year[2] '000
FR Grobler	R18 009	R19 545	R22 675	(R2 013)	R146	(R937)	R57 425
P Victor	R16 225	R11 818	R16 422	(R3 174)	R190	(R845)	R40 636
VD Kahla	R11 005	R13 443	R14 816	(R2 193)	R162	(R1 078)	R36 155

1. LTIs granted on 6 October 2020 (on-appointment) and 4 December 2020 (annual LTI award).
2. Intrinsic values at the beginning and end of the year have been determined using the closing price of:
   30 June 2021 R218,01
   30 June 2020 R132,20
3. Change in intrinsic value for the year results from changes in share price.
4. Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2020 that was settled in the 2021 financial year. Difference between the long-term incentive gains disclosed in 2020 and the amount settled in 2021 is due to difference in actual share price at vesting date and the share price at date of disclosure.

d. Share appreciation right (SAR) holding – outstanding (vested)[1]

Executive Directors	Balance at beginning of year (number)	SARs expired (number)	Balance at end of year (number)
FR Grobler	35 413	(17 884)	17 529
Total	**35 413**	**(17 884)**	**17 529**

1. Plan closed since 2015.

e. Fair Value of share appreciation right holding[1]

Executive Directors	Fair value at beginning of year[2] R'000	Change in fair value for the year[3] R'000	Effect of change in Executive Directors R'000	Fair value at end of year[2] R'000
FR Grobler	374	(328)	(39)	7
Total	**374**	**(328)**	**(39)**	**7**

1. Plan closed since 2015.
2. Fair values at the beginning and end of year have been determined using the IFRS 2 option values on 30 June 2020 and 30 June 2021.
3. Change in fair value for the year results from changes in share price.

f. Share appreciation rights (SARs) exercised

No SARs were exercised by Executive Directors during the year.

g. Progress against minimum shareholding requirement (MSR):

							Vested shares subject to continued employment only until 2022/2025 (excluding accrued dividend equivalents, including RLTIs)			
Beneficial Shareholding	Minimum Shareholding Requirement (MSR)	MSR Achievement period (CY)	Beneficial share-holding – 30 June 2021	Post tax vestings – September 2021[1,2]	Beneficial shareholding value (including September 2021 post tax vesting)	% MSR Achieved	Number of shares to vest – 22 September 2022	Number of shares to vest-2023/2025	Total number of vested shares subject only to continued employment	Pre-tax value of vested shares subject only to continued employment[1]
FR Grobler	R22 050 000	2024	R7 415 081	R1 433 296	R8 848 377	40%	2 094	53 654	55 748	**R12 656 495**
P Victor	R8 680 000	2024	R4 463 896	R3 245 376	R7 709 273	89%	3 301	35 523	38 824	**R8 814 202**
VD Kahla	R5 098 706	2025	R2 136 333	R1 460 249	R3 596 581	71%	2 281	24 395	26 676	**R6 056 143**

1. Includes the 2nd tranche of the award made in September 2016. The CPT applied to this award was 47%
2. Includes the 1st tranche of the award made on 22 September 2018. The CPT applied to this award is 44,7%.

The following section illustrates how the performance outcomes informed the reward decisions for Prescribed Officers:

Prescribed Officers

a. Remuneration and benefits approved and paid in respect of 2021 for Prescribed Officers

	HC Brand[4]		BE Klingenberg[5]		BP Mabelane[6, 7]		CK Mokoena[8]	
Prescribed officers	2021 R'000	2020 R'000	2021 R'000	2020 R'000	2021 R'000	2020 R'000	2021 R'000	2020 R'000
Salary[3]	**4 200**	2 789	**6 046**	5 885	**5 606**	–	**5 459**	4 954
Risk and Retirement funding	**1 472**	1 770	**1 966**	1 958	**392**	–	**324**	736
Vehicle benefit	**234**	234	**212**	212	**–**	–	**–**	–
Healthcare	**86**	89	**114**	100	**44**	–	**93**	23
Vehicle insurance fringe benefit	**6**	6	**6**	6	**–**	–	**–**	–
Security benefit	**20**	–	**391**	384	**–**	–	**12**	71
Other benefits	**–**	502	**10**	–	**5 001**	–	**5**	774
Redundancy payment	**–**	–	**–**	–	**–**	–	**–**	–
Total salary and benefits	**6 018**	5 390	**8 745**	8 545	**11 043**	–	**5 893**	6 558
Annual short-term incentive[1]	**6 852**	–	**8 940**	–	**7 698**	–	**6 300**	–
Long-term incentive gains[2]	**940**	709	**1 583**	942	**–**	–	**1 212**	357
Total annual remuneration	**13 810**	6 099	**19 268**	9 487	**18 741**	–	**13 405**	6 915

	M Radebe[9, 10]		JR Harris[11, 12, 13]		BV Griffith[14, 15]	
Prescribed officers	2021 R'000	2020 R'000	2021 R'000	2020 R'000	2021 R'000	2020 R'000
Salary[3]	**1 192**	4 849	**5 612**	9 831	**7 425**	4 804
Risk and Retirement funding	**166**	755	**325**	516	**441**	279
Vehicle benefit	**66**	264	**27**	319	**–**	–
Healthcare	**25**	100	**141**	223	**305**	218
Vehicle insurance fringe benefit	**2**	6	**–**	–	**–**	–
Security benefit	**22**	44	**1**	12	**–**	–
Other benefits	**784**	110	**1 762**	2 622	**349**	268
Redundancy payment	**–**	–	**1 019**	–	**–**	–
Total salary and benefits	**2 257**	6 128	**8 887**	13 523	**8 520**	5 569
Annual short-term incentive[1]	**–**	–	**3 642**	–	**8 022**	–
Long-term incentive gains[2]	**980**	618	**1 135**	764	**885**	811
Total annual remuneration	**3 237**	6 746	**13 664**	14 287	**17 427**	6 380

1. Short-term incentives approved based on the Group results for the 2021 financial year and payable in the 2022 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2021 multiplied by the Group STI performance and the Individual Performance Factor.
2. Long-term incentives for 2021 represent the award made on 3 September 2018. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved (GEC: 44,7%; SVP: 66,8%) x average share price for June 2021. The actual vesting date for the annual awards is 3 September 2021 subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released on 3 September 2021 and the balance in September 2023, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.
3. Prescribed Officers have voluntarily agreed to a salary sacrifice of at least 20% for the period of May 2020 – July 2020. This was in addition to the suspension of employer contributions to the pension fund for the same period.
4. Mr Brand opted to reduce employer contributions to the pension fund and allocate the contribution to his salary.
5. Other benefits for Mr Klingenberg include subsidised business transport (R666) and a long service award (R9 545).
6. Ms Mabelane was appointed as Executive Vice President: Energy Business with effect from 1 September 2020.
7. Other benefits for Ms Mabelane include subsidised business transport (R1 040), sign-on/buy-out award partially compensating for the loss of incentives and shares when she resigned from her previous employer (R5 000 000). This amount is the first tranche of her staggered sign-on/buy-out award of R11 000 000. The first tranche is subject to the fulfilment of a 24-month service period and is repayable in full if this period is not fulfilled. The balance will be paid out over a further two-year period subject to continued service and further retention periods.
8. Ms Mokoena opted to reduce employer contributions to the pension fund and allocate the contribution to her salary. Other benefits for Ms Mokoena include subsidised business transport (R5 267).
9. Other benefits for Mr Radebe include encashment of unused accrued leave (R775 237) and subsidised business transport (R8 617).
10. No short- term incentive payable to Mr Radebe as he retired from Sasol before 1 October of the current financial year.
11. Mr Harris's position was declared redundant effective 18 January 2021 and a severance payment of R1 019 263 was paid out to him.
12. Other benefits for Mr Harris include relocation expenses (R892 014), tax on expatriate benefits and allowances (R718 916), private accommodation (R11 573), tax consulting (R65 333), utility allowance (R2 687) and accommodation (R71 685).
13. Mr Harris received a pro rata STI in respect of service during 2021.
14. Other benefits for Mr Griffith include tax advisory services in respect of previous expatriate assignments (R98 583) and employer contributions to US statutory funds (R250 628).
15. Mr Griffith received a market related adjustment effective 1 January 2021 in recognition of his larger portfolio after the implementation of the new operating model. Comparative data for 2020 on a pro-rata period only since his appointment to the GEC, on 1 November 2019.

SASOL LIMITED GROUP

Report of the Remuneration Committee continued

b. Unvested LTI holdings (number)

Prescribed Officers	Cumulative balance at beginning of year	Granted in 2020[2]	Effect of corporate performance targets	Dividend equivalents	Long-term incentives settled	Effect of change in Prescribed Officers	Cumulative balance at the end of the year
HC Brand	74 002	51 781	(3 222)	626	(5 117)	–	118 070
BV Griffith	63 515	60 532	(3 776)	655	(5 498)	–	115 428
JR Harris	74 267	–	(12 872)	616	(2 876)	(59 135)	–
BE Klingenberg	93 213	72 072	(15 501)	1 138	(10 243)	–	140 679
BP Mabelane[1]	–	88 393	–	–	–	–	88 393
CK Mokoena	58 662	50 790	(5 874)	2 113	(6 668)	–	99 023
M Radebe	65 447	–	(10 158)	776	(7 390)	(48 675)	–
Total	**429 106**	**323 568**	**(51 403)**	**5 924**	**(37 792)**	**(107 810)**	**561 593**

1. On-appointment award on 6 October 2020.
2. Apart from the on-appointment award to Ms Mabelane, the numbers refer to the annual LTI award made on 4 December 2020.

c. Unvested LTI holdings (Intrinsic value)

Prescribed Officers	Cumulative intrinsic value at beginning of year[3] '000	Intrinsic value of awards made during the year[2] '000	Change in intrinsic value for the year[4] '000	Effect of corporate performance targets '000	Dividend equivalents '000	LTIs settled[5] '000	Effect of change in Prescribed Officers '000	Cumulative intrinsic value at end of year[3] '000
HC Brand	R9 783	R6 939	R10 099	(R544)	R106	(R643)	–	R25 740
BV Griffith	$490	$541	$816	($42)	$7	($42)	–	$1 770
JR Harris[1]	$573	–	$492	($144)	$7	($21)	($907)	$0
BE Klingenberg	R12 323	R9 658	R12 373	(R2 617)	R192	(R1 260)	–	R30 669
BP Mabelane[1]	–	R11 845	R7 426	–	–	–	–	R19 271
CK Mokoena	R7 755	R6 806	R8 482	(R992)	R357	(R820)	–	R21 588
M Radebe[1]	R8 652	–	R4 453	(R1 715)	R131	(R909)	(10 612)	R0

1. M Radebe and JR Harris left Sasol's employment on 30 September 2020 and 17 January 2021 respectively. P Mabelane was appointed to the GEC on 1 September 2020.
2. LTIs granted on 4 December 2020, in respect of the annual LTI award; or on-appointment award to Ms Mabelane on 6 October 2020.
3. Intrinsic values at the beginning and end of the year have been determined using the closing price of:
   30 June 2021 R218,01 ($15,33)
   30 June 2020 R132,20 ($7,71)
4. Change in intrinsic value for the year results from changes in share price.
5. Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2020 that was settled in the 2021 financial year. Difference between the long-term incentive gains disclosed in 2020 and the amount settled in 2021 is due to difference in actual share price at vesting date and the share price at date of disclosure.

d. Share appreciation right (SAR) holdings – outstanding (vested)[1]

Prescribed Officers	Balance at beginning of year (number)	Effect of SARs expired (number)	Balance at end of year (number)
HC Brand	16 724	(4 711)	12 013
BV Griffith	21 988	–	21 988
BE Klingenberg	83 442	(52 245)	31 197
Total	**122 154**	**(56 956)**	**65 198**

1. Plan closed since 2015.

e. Fair value of share appreciation right holdings[1]

Prescribed Officers	Fair value at beginning of year[2] R'000	Change in fair value for the year[3] R'000	Effect of SARs expired R'000	Fair value at end of year[2] R'000
HC Brand	238	(226)	(8)	4
BV Griffith	421	(413)	–	8
BE Klingenberg	689	(585)	(92)	12
Total	**1 348**	**(1 224)**	**(100)**	**24**

1. Plan closed since 2015.
2. Fair values at the beginning and end of year have been determined using the IFRS 2 option values on 30 June 2020 and 30 June 2021.
3. Change in fair value for the year results from changes in share price.

f. Share appreciation rights (SARs) exercised

No SARs were exercised by Prescribed Officers during the year.

g. Progress against minimum shareholding requirement (MSR):

							Vested shares subject to continued employment only until 2022/2025 (excluding accrued dividend equivalents, including RLTIs)			
Beneficial Shareholding	Minimum Shareholding Requirement (MSR)	MSR Achievement period (CY)	Beneficial share-holding – 30 June 2021	Post tax vesting – September 2021[1,2]	Beneficial shareholding value (including September 2021 post tax vesting)	% MSR Achieved	Number of shares to vest – 22 September 2022	Number of shares to vest-2023/2025	Total number of vested shares subject only to continued employment	Pre-tax value of vested shares subject only to continued employment
HC Brand	R4 270 000	2026	R4 593 749	R782 091	R5 375 840	126%	2 050	20 076	22 125	R5 023 076
BV Griffith	$465 000	2026	–	$107 695	$107 695	23%	2 402	23 048	25 450	$416 355
BE Klingenberg	R5 943 147	2026	–	R1 770 542	R1 770 542	30%	2 723	28 512	31 235	R7 091 201
BP Mabelane	R5 075 000	2026	–	–	–	–	–	–	–	–
CK Mokoena	R4 188 219	2026	R787 340	R457 640	R1 244 980	30%	2 982	20 291	23 273	R5 283 658

1. Includes the 2nd tranche of the award made on 26 September 2016. The CPT applied to this award was 47% (EVP – Klingenberg) and 68,19% (SVP-Brand & Griffith).
2. Includes the 1st tranche of the award made on 3 September 2018. The CPT applied to this award is 44,7% (EVP – Klingenberg & Mokoena) and 66,8% (SVP – Brand & Griffith).

h. Beneficial shareholding (number of shares)

Beneficial shareholding[1]	2021 Total beneficial shareholding	2020 Total beneficial shareholding
Executive directors		
FR Grobler[2]	**20 402**	16 441
P Victor[2]	**12 507**	8 739
VD Kahla[2]	**4 557**	–
Non-executive directors		
SA Nkosi	**–**	6
MBN Dube[3]	**24**	24
ZM Mkhize[3]	**181**	181
NNA Matyumza	**6**	–
Total	**37 677**	25 391

Beneficial shareholding[1]	2021 Total beneficial shareholding	2020 Total beneficial shareholding
Prescribed officers		
HC Brand[2]	**19 091**	17 700
CK Mokoena[2]	**3 468**	–
Total	**22 559**	17 700

1. There have been no changes to directors' interests between the end of the financial year and the date of approval of the Annual Financial Statements.
2. Comprises Sasol Ordinary Shares.
3. Comprises Sasol BEE Ordinary Shares.

SASOL LIMITED GROUP

Report of the Remuneration Committee continued

Remuneration and benefits for the former Joint CEOs and Presidents

Executive Directors	SR Cornell 2021 R'000	SR Cornell 2020 R'000	B Nqwababa 2021 R'000	B Nqwababa 2020 R'000
Salary	–	20 808	–	8 470
Risk and Retirement funding	–	10 773	–	909
Vehicle benefit	–	400	–	–
Healthcare	–	453	–	76
Vehicle insurance fringe benefit	–	–	–	5
Security benefit	–	1 008	–	588
Other benefits	–	11 698	–	909
Mutual separation	–	21 658	–	14 389
Total salary and benefits	–	66 798	–	25 346
Annual short-term incentive	–	–	–	–
Long-term incentive gains	3 238	1 861	2 944	1 904
Total annual remuneration	3 238	68 659	2 944	27 250

j. Non-Executive Directors' remuneration

Non-Executive directors	Board Meeting Fees [1, 2, 3, 4, 5] R'000	Lead Independent Director Fees [1, 3, 4, 5] R'000	Committee fees [1, 3, 4, 5] R'000	Ad Hoc or special purpose board committee [1, 3, 4, 5] R'000	Total 2021 R'000	Total 2020 R'000
SA Nkosi (Chairman)	5 326	–	–	–	5 326	4 756
MSV Gantsho (former Chairman)[6]	–	–	–	–	–	2 672
S Westwell (new Lead Independent Director)	1 691	707	1 360	202	3 960	4 310
MJN Njeke (former Lead Independent Director)[7]	–	–	–	–	–	1 385
C Beggs	1 696	–	515	259	2 469	3 262
MJ Cuambe	2 089	–	609	–	2 698	3 032
MBN Dube	1 817	–	794	–	2 611	3 055
M Flöel	1 817	–	822	122	2 762	3 085
K Harper	1 580	–	249	26	1 855	528
GMB Kennealy	1 637	–	430	–	2 067	2 475
NNA Matyumza	1 696	–	458	141	2 294	2 693
ZM Mkhize	1 696	–	157	–	1 853	2 232
MEK Nkeli	1 696	–	601	–	2 296	2 769
PJ Robertson	1 733	–	790	209	2 733	3 489
S Subramoney[8]	522	–	93	–	616	–
Total	24 996	707	6 878	959	33 540	39 743

1. Members of the Board agreed to a voluntary reduction on all fees for Q1 2021 of at least 20%.
2. Members of the Board agreed to a voluntary reduction of Board fees effective 01 November 2020 of at least 20%.
3. No change to non-executive director fees for 2021.
4. Fees include VAT where applicable.
5. Board and Committee fees are based in USD, thus impacted by USD/ZAR foreign exchange rates at date of payment for resident non-executive directors.
6. Mr Gantsho retired from the Board on 27 November 2019.
7. Mr Njeke retired from the Board on 27 November 2019.
8. Mr Subramoney joined the board on 1 March 2021.